UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: First Industrial Realty Trust, Inc.
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC
3.	Address of Person Relying on Exemption: Soundview Plaza 1266 E Main St., Suite 700R Stamford, Connecticut 06902
4.	Written Materials. The following written materials are attached: Press Release, dated March 20, 2026.

Letter to Shareholders, dated March 20, 2026, attached hereto as Exhibit 99.1.

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Land & Buildings Capital Management, LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings Capital Management, LLC and its affiliates.

PLEASE NOTE: Land & Buildings Capital Management, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Sends Letter to First Industrial Realty Trust Shareholders Detailing Why Investors Should Withhold Votes for Entrenched Directors

Reiterates Belief That Urgent Change Is Needed at FR Given Ongoing Value Destruction Overseen by Current Board and Repeated Actions Taken to Preserve the Status Quo at All Costs

Calls on Fellow Shareholders to Vote Against the Reelection of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. – the Two Longest-Tenured Directors on the Board, Both of Whom Have Overseen Governance Failures Costing Shareholders ~$2B in Market Capitalization

Determines That Change Can Be More Effectively Delivered From Outside the Boardroom Given Company’s Unwillingness to Engage on Meaningful Governance Improvements; Withdraws Nomination of Land & Buildings Founder and CIO

Stamford, CT (March 20, 2026) – Today, Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings,” “L&B,” “us” or “we”), a shareholder of First Industrial Realty Trust (NYSE: FR) (“First Industrial,” “FR” or the “Company”), issued a letter to shareholders detailing why urgent change is needed at the Company to maximize shareholder value. The letter also highlights why shareholders should send a clear message at the Company’s upcoming 2026 annual meeting (the “Annual Meeting”) that the status quo will no longer be tolerated by voting against the election of Chairman Matt Dominski and Director H. Patrick Hackett, Jr. – the longest-tenured directors on the Board of Directors (the “Board”). Finally, the letter discloses that, based on the lack of interest from the FR Board in engaging constructively with Land & Buildings on meaningful governance improvements, Land & Buildings has determined it can be more effective from outside the boardroom. As a result, it has withdrawn the nomination of CIO and Founder Jonathan Litt as a director candidate at the upcoming Annual Meeting.

The full text of the letter can be viewed here.

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THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY SHAREHOLDER. DO NOT SEND US YOUR PROXY CARD. LAND & BUILDINGS IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. LAND & BUILDINGS IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

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